UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of January 2023

Commission File Number 001-38367

SOL-GEL TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

7 Golda Meir Street
Ness Ziona 7403650, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On January 27, 2023, Sol-Gel Technologies Ltd. (the “Company”) issued a press release announcing  the entry into an asset purchase agreement among the Company and PellePharm, Inc. (“PellePharm”), pursuant to which the Company has agreed to purchase, and PellePharm has agreed to sell, all of the assets related to the topically-applied patidegib, a hedgehog signaling pathway blocker, for the treatment of Gorlin syndrome (such compound designated as investigational compound SGT-610). Sol-Gel expects the transaction to close on or about January 30, 2023, subject to the satisfaction of customary closing conditions.

Upon closing of the transaction, Sol-Gel will pay an upfront payment of $4.7 million to PellePharm. In addition, based on the anticipated market potential Sol-Gel will be required to pay total development and NDA acceptance milestones of up to $6.0 million, and up to $64.0 million in commercial milestones as well as single digit royalties.

Gorlin syndrome affects approximately 1 in 31,000 people in the U.S. and is an autosomal dominant genetic disorder, mostly caused by inheritance of one defective copy of the tumor suppressor gene PTCH1. Gorlin syndrome is also called nevoid basal cell carcinoma (“BCC”) syndrome because approximately 90% of individuals with this syndrome develop multiple BCCs by age 35, ranging from a few to many thousands of lesions during a patient’s lifetime.  Painful surgical excision is the treatment of choice for BCCs.  However, as multiple BCCs continue to evolve, repeated surgical intervention becomes impractical, and therefore, an important consideration in the treatment of Gorlin syndrome is preventing the development of new BCCs.  SGT-610 is intended to prevent new BCC formation in adults with Gorlin syndrome without the accompanying systemic adverse events observed with oral BCC therapies.

Patidegib has been granted Orphan Drug Designation by the FDA and the EMA as well as Breakthrough Therapy Designation by the FDA. Both FDA and EMA have stated that approval may be supported by a single pivotal Phase 3 study. The Company’s planned Phase 3 study of SGT-610 will include well-defined modifications to an earlier Phase 3 study in which the patidegib arm was found to be as tolerable as the vehicle and the significant adverse events associated with oral hedgehog inhibitors were not observed. These modifications will include selecting patients positive for the PTCH1 mutation (in contrast to the previous study which included symptomatic patients without testing them for the mutation), as well as a requirement for a higher minimum number of BCCs at baseline. Sol-Gel’s Phase 3 study is expected to begin in the second half of 2023 with results expected by the end of 2025.

Other than as indicated below, the information in this Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form S-8 (Registration No. 333-223915) and its Registration Statement on Form F-3 (Registration No. 333-264190).

Attached hereto is the following exhibit which shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act:

Exhibit 99.1	Press Release Dated January 27, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOL-GEL TECHNOLOGIES LTD.

Date: January 27, 2023	By:	/s/ Gilad Mamlok
Gilad Mamlok
Chief Financial Officer